(As filed August 16, 1999)

                                                               File No. 70-9323

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 3
                                       to
                             APPLICATION-DECLARATION
                                       on
                                   FORM U-1/A
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   -------------------------------------------
                           Alliant Energy Corporation
                    (formerly Interstate Energy Corporation)
                          Alliant Energy Resources,Inc.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           Heartland Properties, Inc.
                      122 West Washington Avenue, 6th Floor
                            Madison, Wisconsin 53703
                   ------------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                           Alliant Energy Corporation
                   ------------------------------------------
                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                   -------------------------------------------
                     (Name and address of agent for service)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                 Barbara J. Swan
                                 General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           William T. Baker, Jr., Esq.
                             Mahendra Churaman, Esq.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

         Item 1 of the Application-Declaration filed in this proceeding, as amended an restated by Amendment No. 2, dated July 20, 1999, is further amended as follows:

         1.    The first paragraph under the heading "LOW INCOME HOUSING TAX
                                                   -------------------------
CREDIT PROPERTY INVESTMENTS," is amended and restated to read as follows:
---------------------------

         "Alliant seeks authorization from the Commission for HPI to invest in new LIHTC properties in the same manner in which it had most recently invested in such properties: through the acquisition of limited partnership units in limited partnerships that are organized specifically to invest in low-income, multi-family housing projects throughout the Alliant service area. These limited partnerships are designed to ensure that the properties qualify for LIHTCs and remain in compliance under Section 42 of the Code. A separate limited partnership would be established for each qualifying housing development. This structure would allow for financing each project on a stand-alone basis, for insulating each investment property from any liabilities that may occur in the development of the other properties and for facilitating compliance with the requirements of Section 42 of the Code. HPI would not serve as the developer of these properties, but merely as an investor with due diligence oversight. These investments would be consistent with Alliant's stated policy of not abandoning the rural areas in its service territory in Iowa, Minnesota, Illinois and Wisconsin. In addition, by obtaining the tax credits, Alliant would be able to manage and lower its income tax expense."

         2.    The following material is added at the end of Item 1:

         "PROPOSED FORM OF RULE 24 STATEMENT.
          ----------------------------------

         Alliant proposes to file certificates pursuant to Rule 24 within 45 days after the end of each sixth-month period, commencing with the period ending December 31, 1999, which shall include:

         1. For the six-month period ending on June 30 or December 31, as applicable, a balance sheet and statement of income for the twelve months then ended;

         2. The amount of revenues and any form of compensation received by HPI during each sixth-month period ending on June 30 and December 31 from any and all LIHTC property interests owned or controlled, directly or indirectly, by HPI;

         3. The name of each new LIHTC partnership and a copy of the corresponding partnership agreement;

         4. The amounts of any investments by HPI during the sixth-month period in LIHTC properties, and the cumulative amount of all investments made by HPI in accordance with the order issued in this proceeding;

         5. The cumulative number of all LIHTC properties in which HPI has invested and a brief description of other investments of HPI as of the end of the six-month period."


                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  August 16, 1999


                                 Alliant Energy Corporation

                                 By: /s/ Erroll B. Davis, Jr.
                                    -------------------------------------------
                                          Erroll B. Davis, Jr.
                                          President and Chief Executive Officer


                                 Alliant Energy Resources, Inc.

                                 By: /s/ James E. Hoffman
                                    -------------------------------------------
                                         James E. Hoffman
                                         President


                                 Heartland Properties, Inc.

                                 By: /s/ Ruth A. Domack
                                    -------------------------------------------
                                         Ruth A. Domack
                                         President


                                   -2-